UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N-54A	OMB Number:3235-0237 Expires:November 30, 2014 Estimated average burden hours per response. . . . . . .0.5

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	Point Capital, Inc.
Address of Principal Business Office (No. & Street, City, State, Zip Code):	285 Grand Avenue, Building 5, Englewood, NJ 07631
Telephone Number (including area code):	201-408-5126
Name and address of agent for service of process:

Check one of the following:

☑
The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

000-54872

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:

The undersigned company certifies that it is a closed-end company organized under the laws of      Delaware                          (state) and with its principal place of business in        New Jersey       (state); that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of       Englewood       and state of            New Jersery          on the      4th        day of        October          , 20      13   .

[SEAL]	Signature	/s/ Richard A. Brand

(Name of Company)	Point Capital, Inc.

By	Richard A. Brand
(Name of director, officer, or general partnersigning on behalf of the company)

Title	Chairman, Chief Executive Officer and Director (Principal Executive Officer)

Attest:	/s/ Vadim Mats
(Name)

Chief Financial Officer (Principal Financial and Accounting Officer)
(Title)

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